UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FXCM INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

302693106
(CUSIP Number of Class of Securities)

William Fox
Executive Vice President and Chief Financial Officer
Lehman Brothers Holdings Inc.
1271 Avenue of the Americas
New York, NY 10020
(646) 285-9000

(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications)

October 9, 2011
(Date of Event which required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 (b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302693106

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Holdings Inc. 13-3216325
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,889,997 (1)(2)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,889,997 (1)(2)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,889,997 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1% (2)(3)
14.	TYPE OF REPORTING PERSON: HC/CO

(1)
All shares reported as beneficially owned by Lehman Brothers Holdings Inc. (the “Reporting Person”) represent shares of Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), of FXCM Inc.  issuable upon exchange of Units of FXCM Holdings LLC (the “Holdings Units”) pursuant to the terms of the Exchange Agreement, dated as of December 1, 2010.

(2)
Other than the shares of Class A Common Stock issuable upon exchange of the Holdings Units, the Reporting Person is unable to confirm whether or not it is the beneficial owner of any additional shares of Class A Common Stock that may or may not be actually owned by any of the Reporting Person’s affiliates.  On September 15, 2008, the Reporting Person, and at later dates a number of its affiliates, filed voluntary petitions for relief under Chapter 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) in a jointly administered proceeding captioned In re Lehman Brothers Holdings Inc., et. al. under Case No. 08-13555.  On September 19, 2008, the

Securities Investor Protection Corporation under the Securities Investor Protection Act of 1970, as amended (“SIPA”) commenced a proceeding against Lehman Brothers Inc. (“LBI”) in the United States District Court for the Southern District of New York (the “District Court”) in the case captioned Securities Investors Protection Corporation v. Lehman Brothers Inc., Case No. 08-CIV-8119 (GEL).  On September 19, 2008, the District Court entered the Order Commencing Liquidation (“LBI Liquidation Order”) pursuant to the provisions of SIPA.  The LBI Liquidation Order provided, among other things, the appointment of James W. Giddens as trustee for the SIPA liquidation of LBI and removed the proceeding to the Bankruptcy Court under Case No. 08-1420 (JMP) SIPA.

The Reporting Person is unable to provide information on its beneficial ownership, if any, of the Class A Common Stock (other than the shares of Class A Common Stock issuable upon exchange of the Holdings Units) primarily due to (1) the commencement of various administrative or civil rehabilitation proceedings of subsidiaries comprising significant parts of the Reporting Person’s European and Asian businesses, which have resulted in significant portions of the Reporting Person’s securities trading records and systems being unavailable to, and non-accessible by, the Reporting Person, and (2) the sale since September 15, 2008 of significant businesses comprising the Reporting Person’s historical business (the “Sale”).  As a result of the Sale, and actions taken by certain creditors with respect to securities that had been pledged by the Reporting Person, or its affiliates, as collateral to those creditors, the Reporting Person cannot compile an accurate accounting of securities held.  The Reporting Person is currently engaged in an expensive and time consuming process to reconcile discrepancies in information the Reporting Person has with respect to security holdings.  Even with continued significant efforts and expense, the Reporting Person may not be able to provide a record of securities held.

(3)
Based on 15,368,028 shares of Class A Common Stock outstanding as of November 14, 2011 as reported on the Form 10-Q for the quarter ended September 30, 2011 and 4,889,997 shares of Class A Common Stock issuable upon exchange of the Holdings Units.  As of October 9, 2011, beneficial ownership was 22.4% based on 16,952,324 shares of Class A Common Stock outstanding as of August 12, 2011 as reported on the Form 10-Q for the quarter ended June 30, 2011 and 4,889,997 shares of Class A Common Stock issuable upon exchange of the Holdings Units.

ITEM 1.        SECURITY AND ISSUER

This statement relates to the Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), of FXCM Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 32 Old Slip, New York, NY 10005.

ITEM 2.        IDENTITY AND BACKGROUND

This statement is filed on behalf of the following Reporting Person:

Lehman Brothers Holdings Inc., a Delaware corporation (the “Reporting Person”)
1271 Avenue of the Americas
New York, NY 10020

The Reporting Person may engage in any lawful act or activity (a) for which a corporation may be organized under the Delaware General Corporation Law and (b) as contemplated by the Modified Third Amended Joint Chapter 11 Plan of Lehman Brothers Holdings Inc. and its affiliated debtors, as confirmed on December 6, 2011 by the United States Bankruptcy Court for the Southern District of New York (the “Plan”) from and after the effective date of the Plan.

The names, residence or business address, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Person are set forth in Appendix A hereto.

Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed in Appendix A hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Appendix B attached hereto and incorporated herein by reference, been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person owns 4,889,997 Units (“Holdings Units”) of FXCM Holdings LLC (the “Holdings”).  These Holdings Units were received in a reclassification of the outstanding limited liability company interests of Holdings effected prior to the initial public offering of the Class A Common Stock of the Issuer.  The aggregate purchase price of the limited liability company interests of Holdings which were reclassified into the Holdings Units, was approximately $17,600,000.  The source of the funds employed to pay the aggregate purchase price was the general working capital of the Reporting Person.

Pursuant to the Exchange Agreement entered into on December 1, 2010, by and among non-management members of Holdings (the “Exchange Agreement”), the Reporting Person (and certain permitted transferees) may, from and after December 7, 2011 (subject to the terms of the Exchange Agreement), exchange their Holdings Units for shares of Class A Common Stock of the Issuer on a one−for−one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. As a holder exchanges its Holdings Units, the Issuer's interest in Holdings will be correspondingly increased. The foregoing summary of the Exchange Agreement is qualified in its entirety by reference to the text of Exhibit 1 hereto.

As a result of the Exchange Agreement, the Reporting Person may be deemed to have acquired beneficial ownership of the shares of Class A Common Stock underlying the Holdings Units reported herein on October 9, 2011, which is 60 days prior to December 7, 2011, the first anniversary of the closing of the initial public offering of the Class A Common Stock of the Issuer.

ITEM 4.        PURPOSE OF TRANSACTION

The information set forth under Items 3 and 6 is hereby incorporated by reference.

The Holdings Units owned by the Reporting Person were acquired for investment purposes. The Reporting Person evaluates its investment in Holdings and the Issuer on an ongoing basis.  The Reporting Person intends from time to time to exchange some or all of its Holdings Units for shares of Class A Common Stock pursuant to the Exchange Agreement and sell such shares in public, private or other transactions at such times and prices as the Reporting Person deems appropriate in light of and subject to (A) the price levels of the Class A Common Stock, securities market conditions, industry and general economic conditions, and the Issuer’s business, operations, financial condition, operating results, competitive position and prospects, (B) investment and trading policies of the Reporting Person and its liquidity objectives considering that the Reporting Person has filed voluntary petitions for relief under Chapter 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York in a jointly administered proceeding captioned In re Lehman Brothers Holdings Inc., et. al. under Case No. 08-13555) and the Plan, upon the effective date thereof, and (C) other relevant factors.  The Reporting Person reserves the right to change its plans at any time as it deems appropriate in light of changing circumstances.

Except as otherwise described herein, neither the Reporting Person nor the persons listed on Appendix A have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

(a)	See Items 11 and 13 of the cover page for the Reporting Person.

Pursuant to the terms of the Exchange Agreement, dated as of December 1, 2010, among the Issuer, Holdings and the holders of Holdings Units (as defined therein) from time to time party thereto, the Holdings Units are exchangeable for shares of Class A Common Stock on a one-for-one basis from and after December 7, 2011, which is the first anniversary of the closing of the initial public offering of the Class A Common Stock.  This exchange right does not expire.

      (b)        See Items 7 through 9 of the cover page for the Reporting Person.

(c)	Not Applicable.

(d)
Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed in Appendix A hereto knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A Common Stock beneficially owned by the Reporting Person.

(e)	Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person holds one share of Class B common stock, $0.01 par value per share (the “Class B Common Stock”) of the Issuer.  Each holder of Class B Common Stock is entitled to a number of votes at the Issuer’s stockholder meetings that is equal to the number of Holdings Units held by such holder, subject to customary adjustments for stock splits, stock dividends and reclassifications, regardless of the number of shares of Class B Common Stock held by such holder.

The following descriptions are qualified in their entirety by reference to the Exchange Agreement, the Registration Rights Agreement and the Third Amended and Restated Limited Liability Company Agreement, all of which are incorporated by reference as Exhibits 1, 2 and 3 hereto, respectively, and incorporated herein by reference.

EXCHANGE AGREEMENT

On December 1, 2010, the Issuer entered into an Exchange Agreement with the non-managing members of Holdings, including the Reporting Person. Under the Exchange Agreement each non-managing member of Holdings (and certain permitted transferees thereof) may, from and after December 7, 2011, being the first anniversary of the date of the closing of the Issuer’s initial public offering (subject to the terms of the Exchange Agreement) exchange their Holdings Units for shares of Class A Common Stock of the Issuer on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. The Exchange Agreement provides, however, that such exchanges must be for a minimum of the lesser of 1,000 Holdings Units or all of the vested Holdings Units held by such non-managing member of Holdings. The Exchange Agreement also provides that a non-managing member of Holdings will not have the right to exchange Holdings Units if the Issuer determines that such exchange would be prohibited by law or regulation or would violate other agreements with the Issuer to which the non-managing member of Holdings may be subject. The Issuer may impose additional restrictions on exchange that it determines to be necessary or advisable so that Holdings is not treated as a “publicly traded partnership” for United States federal income tax purposes. As a holder exchanges Holdings Units for shares of Class A Common Stock, the number of Holdings Units held by the Issuer is correspondingly increased as it acquires the exchanged Holdings Units.

REGISTRATION RIGHTS AGREEMENT

On December 1, 2010, the Issuer entered into a Registration Rights Agreement with the non-managing members of Holdings, including the Reporting Person, pursuant to which the Issuer granted them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require the Issuer to register under the Securities Act of 1933, as amended, shares of Class A Common Stock delivered in exchange for Holdings Units. Under the Registration Rights Agreement, the Issuer agreed to register the exchange of Holdings Units for shares of Class A Common Stock by the non-managing members of Holdings. In addition, the owners of Holdings Units covered by the Registration Rights Agreement have the right to request that the Issuer register the sale of shares of Class A Common Stock held by them and may require the Issuer to make available shelf registration statements permitting sales of shares of Class A Common Stock held by them into the market from time to time over an extended period. In addition, the owners of Holdings Units covered by the Registration Rights Agreement have the ability to exercise certain piggyback registration rights in respect of shares of Class A Common Stock held by them in connection with registered offerings requested by other registration rights holders or initiated by the Issuer.

FXCM HOLDINGS LLC THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

The Issuer is the sole managing member of Holdings. Accordingly, the Issuer operates and controls all of the business and affairs of Holdings and, through Holdings and its operating entity subsidiaries, conducts the Issuer’s business.

Pursuant to the Third Amended and Restated Limited Liability Company Agreement of Holdings dated as of December 1, 2010 (the “LLC Agreement”), the Issuer has the right to determine when distributions will be made to holders of Holdings Units, including the Reporting Person, and the amount of any such distributions. If a distribution is authorized, such distribution will be made to the holders of Holdings Units pro rata in accordance with the percentages of their respective Holdings Units.

The holders of Holdings Units, including the Issuer, will incur United States federal, state and local income taxes on their proportionate share of any taxable income of Holdings. Net profits and net losses of Holdings will generally be allocated to its unitholders (including the Issuer) pro rata in accordance with the percentages of their respective Holdings Units. The LLC Agreement provides for cash distributions, which we refer to as “tax distributions,” to the holders of the Holdings Units if the Issuer, as the sole managing member of Holdings, determines that the taxable income of the relevant unitholder will give rise to taxable income for such holder. Generally, these tax distributions will be computed based on the Issuer’s estimate of the net taxable income of Holdings allocable to a holder of Holdings Units multiplied by an assumed tax rate equal to the highest effective marginal combined United States federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the nondeductibility of certain expenses and the character of our income). Tax distributions will be made only to the extent all distributions from Holdings for the relevant year were insufficient to cover such tax liabilities.

The LLC Agreement provides that substantially all expenses incurred by or attributable to the Issuer, but not including obligations incurred under the tax receivable agreement by the Issuer, income tax expenses of the Issuer and payments on indebtedness incurred by the Issuer, are borne by Holdings.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1
Exchange Agreement, dated as of December 1, 2010, among FXCM Inc., FXCM Holdings, LLC and the holders of Holdings Units (as defined therein) from time to time party thereto (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by FXCM Inc. on December 7, 2010 (File No. 001-34986)).

Exhibit 2
Registration Rights Agreement, dated as of December 1, 2010, among FXCM Inc., FXCM Holdings, LLC and the holders of Holdings Units (as defined therein) from time to time party thereto (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed by FXCM Inc. on December 7, 2010 (File No. 001-34986)).

Exhibit 3
Third Amended and Restated Limited Liability Company Agreement of FXCM Holdings, LLC, dated as of December 1, 2010, among the Members thereof (as defined therein) from time to time party thereto (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by FXCM Inc. on December 7, 2010 (File No. 001-34986)).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2012

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ William J. Fox
	Name:	William J. Fox
	Title:	Executive Vice President and Chief Financial Officer

APPENDIX A

LEHMAN BROTHERS HOLDINGS INC.

BOARD OF DIRECTORS

NAME/TITLE	BUSINESS ADDRESS

MICHAEL L. AINSLIE Private Investor and former President and Chief Executive Officer of Sotheby’s Holdings	Lehman Brothers Holdings Inc. 1271 Avenue of the Americas New York, NY 10020

JOHN F. AKERS Retired Chairman of International Business Machines Corporation	Lehman Brothers Holdings Inc. 1271 Avenue of the Americas New York, NY 10020

ROGER S. BERLIND Theatrical Producer	Lehman Brothers Holdings Inc. 1271 Avenue of the Americas New York, NY 10020

THOMAS H. CRUIKSHANK Retired Chairman and Chief Executive Officer of Halliburton Company	Lehman Brothers Holdings Inc. 1271 Avenue of the Americas New York, NY 10020

MARSHA JOHNSON EVANS Rear Admiral U.S. Navy (Retired)	Lehman Brothers Holdings Inc. 1271 Avenue of the Americas New York, NY 10020

SIR CHRISTOPHER GENT Non-Executive Chairman of GlaxoSmithKline plc.	Lehman Brothers Holdings Inc. 1271 Avenue of the Americas New York, NY 10020

ROLAND A. HERNANDEZ Retired Chairman and Chief Executive Officer of Telemundo Group, Inc.	Lehman Brothers Holdings Inc. 1271 Avenue of the Americas New York, NY 10020

JOHN D. MACOMBER Principal of JDM Investment Group	Lehman Brothers Holdings Inc. 1271 Avenue of the Americas New York, NY 10020

All of the above individuals are citizens of the United States, except for Sir Christopher Gent, who is a citizen of the United Kingdom.

LEHMAN BROTHERS HOLDINGS INC.

EXECUTIVE OFFICERS

NAME/TITLE	PRINCIPAL OCCUPATION	BUSINESS ADDRESS

BRYAN MARSAL Chief Executive Officer and Chief Restructuring Officer of Lehman Brothers Holdings Inc.	Co-Chief Executive Officer of Alvarez & Marsal Holdings, LLC	Alvarez & Marsal Holdings, LLC 600 Lexington Avenue New York, New York 10022

JOHN SUCKOW President and Chief Operating Officer of Lehman Brothers Holdings Inc.	Managing Director of Alvarez & Marsal Holdings, LLC	Alvarez & Marsal Holdings, LLC 600 Lexington Avenue New York, New York 10022

WILLIAM FOX Executive Vice President and Chief Financial Officer of Lehman Brothers Holdings Inc.	Managing Director of Alvarez & Marsal Holdings, LLC	Alvarez &Marsal Holdings, LLC 600 Lexington Avenue New York, New York 10022

All of the above individuals are citizens of the United States.

APPENDIX B

On September 15, 2008, Lehman Brothers Holdings Inc. (“LBHI”), and at later dates a number of its affiliates, filed voluntary petitions for relief under Chapter 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) in a jointly administered proceeding captioned In re Lehman Brothers Holdings Inc., et. al. under Case No. 08-13555.  On September 19, 2008, the Securities Investor Protection Corporation under the Securities Investor Protection Act of 1970, as amended (“SIPA”), commenced a proceeding against Lehman Brothers Inc. (“LBI”) in the United States District Court for the Southern District of New York (the “District Court”) in the case captioned Securities Investors Protection Corporation v. Lehman Brothers Inc., Case No. 08-CIV-8119 (GEL).  On September 19, 2008, the District Court entered the Order Commencing Liquidation (the “LBI Liquidation Order”) pursuant to the provisions of SIPA.  The LBI Liquidation Order provided, among other things, the appointment of James W. Giddens as trustee for the SIPA liquidation of LBI and removed the proceeding to the Bankruptcy Court under Case No. 08-1420 (JMP) SIPA.

In the ordinary course of business prior to bankruptcy, LBHI entities and their employees were, from time to time, the subject of inquiries and investigations conducted by regulatory authorities, including but not limited to the SEC, MSRB, FINRA, NYSE and state securities regulators.  LBHI routinely cooperated freely with such investigations.  LBHI entities were also involved, from time to time, in civil legal proceedings and arbitration proceedings concerning matters arising in connection with the conduct of this business.  As a result of the bankruptcy, all such civil legal proceedings against LBHI entities have been stayed.

LBHI’s bankruptcy described above and the events leading to LBHI’s bankruptcy have resulted in a number of adversary proceedings being filed in the Bankruptcy Court. LBHI has denied, or believes it has meritorious defenses and will deny, liability in all significant cases pending against it, and intends to defend actively each such case.  In addition, investigations have been commenced by federal and state regulatory agencies, including investigations by the Securities and Exchange Commission and offices of the U.S. Attorney in the Eastern District of New York, the Southern District of New York and New Jersey and LBHI is actively cooperating with all such investigations.